SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1    Translation of letter to the Argentine Securities Commission dated November 8, 2023.

Autonomous City of Buenos Aires, November 8, 2023

To the

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

C1041AAE City of Buenos Aires

Re: Changes in the composition of

YPF S.A.’s Board of Directors

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 8, Chapter III, Title II of the CNV regulations and the corresponding ByMA and MAE regulations, in order to report changes to the composition of the Board of Directors of YPF S.A. (the “Company”).

In that regard, it is hereby informed that the Board of Directors of the Company considered and resolved, at its meeting held on November 8, 2023, to accept the resignation tendered by Mr. Pablo Francisco Juan Kosiner, as Director for Class D shares, strictly for personal reasons.

Additionally, and in accordance with the order of substitution resolved by the General and Special Class A and Class D Ordinary and Extraordinary Shareholders’ Meeting of April 28, 2023, Ms. María de los Ángeles Roveda, who had been appointed alternate director at the aforementioned meeting, assumed as Director in replacement of Mr. Kosiner, until the election of new directors by the Shareholders’ Meeting.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 8, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer